Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Sapiens International Corporation B.V.	Netherlands
Sapiens Israel Software Systems Ltd.	Israel
Sapiens Technologies (1982) Ltd.	Israel
Sapiens Americas Corporation	New York
Sapiens North America Inc.	Ontario, Canada
Sapiens (UK) Limited	United Kingdom
Sapiens France S.A.S.	France
Sapiens Deutschland GmbH	Germany
Sapiens Japan Co.	Japan
Sapiens Software Solution (IDIT) Ltd.	Israel
IDIT Europe N.V.	Belgium
IDIT APAC PTY. Limited	NSW, Australia
Sapiens (Singapore) Insurance Solution	Singapore
Sapiens Software Solution (Life and Pension) Ltd.	Israel
Sapiens (UK) Insurance Software Solutions Limited	United Kingdom
Sapiens NA Insurance Solutions Inc.	Delaware
Formula Insurance Solutions (FIS) France	France
FIS- AU Pty Ltd.	Australia
Neuralmatic Ltd.	Israel